Filed by Florida Public Utilities Company

pursuant to Rule 425 under the Securities Act of 1933

and deemed as Definitive Additional Material

filed Pursuant to Rule 14a-6(j)

under the Securities Exchange Act of 1934

Subject Company: Florida Public Utilities Company

Commission File No.: 001-10608

VOTE TODAY FOR THE VALUE-CREATING STRATEGIC MERGER WITH CHESAPEAKE

Dear Shareholder:

In less than two weeks, Florida Public Utilities Company shareholders must decide whether to approve a value-creating strategic merger with Chesapeake Utilities Corporation. After carefully considering various strategic alternatives, Florida Public Utilities’ Board of Directors concluded that the merger with Chesapeake will create significant value for you, both immediately and over the long-term.

Your Board of Directors strongly believes that this merger is in the best interests of Florida Public Utilities and its shareholders, and unanimously recommends that you vote “FOR” the merger agreement and merger by completing and returning the WHITE proxy card today.

MERGER WITH CHESAPEAKE OFFERS COMPELLING VALUE FOR FPU SHAREHOLDERS

Florida Public Utilities and Chesapeake are both well-managed companies that are focused on delivering consistent, profitable growth. As a result, each company has a record of returning value to its shareholders. The combined management team has significant expertise and experience to continue to drive value going forward.

The financial benefits of this transaction to Florida Public Utilities shareholders are clear and compelling:

•

Under the terms of the proposed agreement, holders of Florida Public Utilities will receive 0.405 shares of Chesapeake common stock in exchange for each outstanding share of common stock of Florida Public Utilities. This represents a premium of more than 15 percent, based on the closing stock price for Florida Public Utilities on the day prior to the announcement of the merger agreement.

•

Based on the current Chesapeake and Florida Public Utilitiesdividends, the transaction provides shareholders of Florida Public Utilities with a dividend opportunity that is approximately 6 percent higher than the current Florida Public Utilities dividend.

•

Florida Public Utilities shareholders will own approximately 27 percent of the combined company upon completion of the merger. This gives our shareholders the potential for a meaningful increase in value from continued ownership in a stronger utility with enhanced growth prospects.

•

We expect the combination to result in earnings accretion in 2010 for Florida Public Utilities shareholders and deliver meaningful synergies through corporate overhead reductions, operational efficiencies and implementation of best practices.

•	The merger will result in a stronger balance sheet, offering the combined company increased financial strength, greater flexibility and enhanced access to capital markets.

The merger has received all needed approvals and the upcoming shareholder vote is the final step in the approval process.

Florida Public’s Board of Directors unanimously recommends that Florida Public Shareholders vote “FOR” the approval of the merger by returning the WHITE proxy card.

Energy for Life            401 South Dixie Highway     West Palm Beach, Florida 33401      Phone: 561.832.0872      Web: www.fpuc.com

A THOROUGH AND THOUGHTFUL PROCESS THAT MAXIMIZED VALUE

In considering its strategic alternatives, Florida Public Utilities’ Board of Directors and management completed a thorough and thoughtful process to achieve significant value for Florida Public Utilities shareholders.

You may have recently received material from Energy, Inc. asking you to vote against the merger. In its recent proxy filing, Energy, Inc. has mischaracterized and misstated important facts about Florida Public Utilities’ proposed merger with Chesapeake. Contrary to Energy, Inc.’s assertions, Florida Public Utilities’ Board of Directors considered various strategic alternatives, including other opportunities for mergers or acquisitions.The Board believes that the greatest near- and long-term value to shareholders will be achieved through a strategic merger with Chesapeake.

As part of the process, our Board of Directors evaluated, and ultimately rejected, a stock acquisition proposal from Energy, Inc., a company approximately half the size of Florida Public Utilities, to acquire Florida Public Utilities for shares of Energy, Inc., at a lower per-share premium than the Chesapeake combination. The Board of Directors did not believe that Energy, Inc.’s proposal would provide the best available value for our shareholders – either immediately or in the long-term. Further, the “stay bonuses” paid to two of Florida Public Utilities’ key executives criticized by Energy, Inc. represent lower amounts than these executives would otherwise be entitled. Additionally, because neither executive serves on the Board of Directors, such payments could not and did not taint the unanimous recommendation of our experienced and independent Board of Directors in favor of the Chesapeake merger.

Whether or not you plan to attend the special meeting in person, it is important that your shares be represented at the meeting and your voice be heard. Accordingly, we encourage you to return the enclosed WHITE proxy card today; even if you have voted already please do so again as only your latest dated card will be counted at the special meeting. In addition to mailing the proxy card, you may also have the choice of voting over the telephone or Internet by following the instructions on the proxy card.

We also urge you to discard any blue proxy card sent to you by Energy, Inc. or its subsidiaries.

VOTE THE WHITE PROXY CARD TODAY!

We look forward to seeing you at the Special Meeting and, if you have any questions or need assistance in voting your proxy, we encourage you to contact our proxy solicitors, MacKenzie Partners, Inc., toll-free at 800-322-2885 or by email at proxy@mackenziepartners.com.

Sincerely,

John T. English

Chairman, President and CEO

IMPORTANT INFORMATION:

Additional Information and Where to Find It

In connection with the proposed merger, Chesapeake Utilities Corporation (“Chesapeake”) has filed a registration statement on Form S-4 (Registration No. 333-160795) with the SEC, containing a joint proxy statement of Chesapeake and Florida Public Utilities and a prospectus of Chesapeake, which was declared effective on September 10, 2009. WE URGE INVESTORS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND THESE OTHER MATERIALS CAREFULLY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CHESAPEAKE, FLORIDA PUBLIC UTILITIES AND THE PROPOSED MERGER. Investors are able to obtain free copies of the registration statement and proxy statement/prospectus as well as other filed documents containing information about Chesapeake and Florida Public Utilities at http://www.sec.gov, the SEC's website. Free copies of Chesapeake’s SEC filings are also available on Chesapeake’s website at investor.shareholder.com/CPK/sec.cfm and free copies of Florida Public Utilities’ SEC filings are also available on Florida Public Utilities’ website at www.fpuc.com/about_us/invest.asp.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

Participants in the Solicitation

Chesapeake and Florida Public Utilities and their respective directors, executive officers, other members of management and employees may be deemed, under SEC rules, to be participants in the solicitation of proxies with respect to the proposed merger. Information about the directors and executive officers of Florida Public Utilities is set forth in the proxy statement for Florida Public Utilities’ 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on April 6, 2009 and Form 10-K filed with the SEC on March 20, 2009. Information about the directors and executive officers of Chesapeake is set forth in the proxy statement for Chesapeake’s 2009 Annual Meeting of Stockholders, as filed with the SEC on a Schedule 14A on March 27, 2009 and Form 10-K filed with the SEC on March 9, 2009. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the registration statement, joint proxy statement/prospectus and other materials filed with the SEC regarding the proposed merger. You may obtain free copies of these documents as described above.

If you have questions or need assistance voting your WHITE proxy card please contact:

105 Madison Avenue New York, New York 10016 proxy@mackenziepartners.com Call Collect: (212) 929-5500
Or Toll-Free (800) 322-2885